FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of November 2007
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces its Third Quarter 2007 Results
Group Revenues up 33% in $
45% EBITDA Margin
Net Income 11% of Revenues
Robust Market Outlook
PARIS, France — November 15th, 2007 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) today announced its third quarter 2007 unaudited financial results (1). All comparisons are made on a year-on-year basis with pro-forma 2006 figures.
Group Revenues were €607 million ($829 million) and grew 33% in $.
Sercel and Services delivered solid operational performance, with a strong Group EBITDA margin of 45%. Net income rose to €69 million ($94 million) up 100% in $ and representing 11% of revenues.
Sercel revenues were high this quarter, totaling €213 million ($291 million) up 69% in $, with a 34% operating margin.
Services revenues were €437 million ($596 million) growing 27% in $, with EBITDA margin reaching 50%.
Backlog as of November 1st 2007 increased to $1.656 billion.
CGGVeritas Chairman & CEO, Robert Brunck commented:
“I am pleased to report that into a very active seismic market CGGVeritas delivered its third consecutive solid quarter. The integration of the new Group continues to progress well and our unique suite of capabilities and technology in wide-azimuth both in Land and in Marine is providing a step change in imaging for our clients. I am also very pleased to see the continued growth and the strong technological and industrial performance of Sercel.
Looking forward we will further build on the successful creation of CGGVeritas as a result of our strategy of technology leadership in both equipment and services combined with strong regional presence across all markets. This will enable us to best meet our client’s needs in finding and producing reserves in an ever more demanding environment”.
     Overall performance and highlights
Group Revenues were €607 million ($829 million). This 33% growth in $ was driven by strong sales in both land and marine seismic equipment and by high land acquisition activity as well as good utilization of our seismic fleet that was equally split between contract and Multi-Client programs.
Group EBITDA grew at a faster pace to reach €271 million ($369 million), up 51% in $, compared to €191 million ($244 million). EBITDA margin was strong at 45% compared to 39% a year ago, driven by Sercel performance, better marine pricing as well as high onshore activity.
Group Operating Profit was €115 million ($157 million) up 50% in $, a 19% operating margin, including Purchase Price Allocation (“PPA”) of €13 ($17 million) compared to €81 million ($104 million) including PPA of €7 ($9 million), a 17% operating margin a year ago.
Net Income was €69 million ($94 million) up 100% in $, compared to €37 million ($47 million), leading to an EPS of €2.54 compared to €1.35 a year ago. The tax rate was 22% benefiting from a favorable impact of NOK currency exchange rate on deferred tax.
Industrial Capex for the third quarter 2007 was €65 million ($89 million) mainly to equip our two new vessels the Vision and the Vanquish. Multi-Client Capex was €134 million ($182 million) to support our offshore surveys in Brazil and in the Gulf of Mexico (GoM), including our leading wide-azimuth program in Walker Ridge. In land Multi-Client we were also active in North America.
Group Net Debt was stable at $1,680 million, representing 49% of total shareholders equity of $ 3,437 million.

Consolidated Statement of Income	Third	Third	Year to	Year to
	Quarter	Quarter	Date	Date
In million US dollars	2007	2006	2007	2006

Exchange rate	1.365	1.279	1.341	1.242

Operating revenues	828.6	620.8	2374.6	1822.2

Sercel	290.7	172.2	823.1	523.5

Services	595.8	469.2	1679.7	1394.5

Elimination	(57.9)	(20.6)	(128.2)	(95.8)

Gross profit	240.1	181.3	746.8	536.9

Operating profit (loss)	156.8	104.2	481.0	324.6

Sercel	98.8	49.3	279.9	140.9

Services	98.1	64.3	293.2	217.9

Corporate and Elimination	(40.1)	(9.4)	(92.1)	(34.2)

Income from equity investments	1.7	4.0	3.4	11.1

EBITDA	369.4	244.2	991.6	720.1

Sercel	105.8	55.4	299.7	156.7

Services	299.7	198.6	774.7	601.2

Net income (loss)	93.5	46.6	244.5	111.9

Industrial Capex & development costs	92.4	61.4	250.0	206.8

Multi-Client Capex	181.6	93.6	373.4	198.8

Net Debt / Equity gearing ratio	49%	N/A	49%	N/A

Earnings per share (in Euros)	2.54	1.35	6.72	3.31

     Business review
Services
Revenues for Services were €437 million ($596 million) up 27% in $, driven by strengthening market conditions, upward price mobility and vessel utilization rates at 88% for our 3D fleet. EBITDA was €220 million ($300 million), a 50% EBITDA margin compared to €155 million ($199 million) and a 42% EBITDA margin during the third quarter of 2006. Operating Profit including PPA was €72 million ($98 million) a 17% operating margin, compared to €50 million ($64 million) a 14% operating margin a year ago.
•	Land contract revenues were €93 million ($127 million) up 68% in $.

The land market continued to strengthen. We operated 26 crews on average in select markets with 9 crews in the Western Hemisphere and 17 crews in the Eastern Hemisphere. Increasing demand for our high-end technology drove the expansion of our HPVATM wide-azimuth technology and the successful introduction of SeismovieTM for advanced 4D projects.

•	Marine contract revenues were €126 million ($172 million) up 11% in $.

We operated 50% of our high-end 3D fleet on contract compared to 65% in 2006, mostly in the Eastern Hemisphere with half in Asia Pacific (Malaysia and Vietnam) and half in EAME (Congo, Qatar and Norway) on large high resolution and 4D surveys. We continued the performance upgrades of our fleet with the launch of the Vision, the completion of our new Vanquish which will be available in Q4 and the upgrade of the Challenger from a 10 to a 12 streamer configuration before heading to a 3D multi-azimuth contract offshore Egypt. Our 2D fleet primarily operated in Asia Pacific.

•	Processing revenues were €64 million ($88 million) up 8% in $.

We operated 41 processing and imaging centers worldwide including 12 dedicated client centers. Demand for processing and imaging remained strong worldwide driven by marine data volumes especially with the increasing market take-up of wide-azimuth in the GoM and the growing demand for our advanced imaging capabilities. Convergence of software technology is on track with full synergy in 2009.

•	Multi-Client total revenues were €154 million ($209 million) up 32% in $.

Multi-Client land revenues were €40 million ($54 million), with 4 crews operating in Canada and the US. After-sales continued to be strong especially in the Canadian Foothills.

Multi-Client marine revenues were €114 million ($155 million) with high prefunding sales. The third quarter was particularly intensive for Multi-Client work as we operated more than 6 of our 3D vessels on data library with notable strong performance of our large scale operations on wide-azimuth in GoM. After-sales were comparable year-on-year and particularly driven by strong interest in Brazil.

Sercel
Revenues for Sercel were €213 million ($291 million) up 69% in $. Sercel external sales were €170 million ($233 million) up 54% in $, a very high level with the combination of strong land and particularly high marine equipment deliveries. Sercel Operating Profit was €72 million ($99 million) a 34% operating margin, compared to €39 million ($49 million) a 28% operating margin during the third quarter of 2006. Sercel EBITDA was €78 million ($106 million) a 36% EBITDA margin, compared to €43 million ($55 million) a 32% EBITDA margin a year ago.
•	Sercel delivered a significantly large volume of land equipment to meet the requirements of an expanding market with an increasing demand for higher channel count crews.

•	Marine equipment sales were at an especially high level as several sets of streamers were delivered ahead of schedule this quarter.

•	The first commercial SeaRay OBC cable was delivered and successfully deployed on a shallow water operation.
     Outlook
Looking forward we expect the seismic market to remain robust and we will continue to strengthen our position across all markets.
The Vanquish will join the Vision in mid December to begin operations on our Garden Banks wide-azimuth Multi-Client program in the GoM that will run concurrently with the Walker Ridge program already in progress. This will be our 5th wide-azimuth program in the GoM.
     Comparison with CGG standalone

Consolidated Statement of Income			Year to Date	Year to Date
In million Euros	Third Quarter 2007	Third Quarter 2006	2007	2006
Exchange rate	1.365	1.279	1.341	1.242

Operating revenues	607.2	321.1	1770.5	955.6

Sercel	213.1	134.3	1252.4	421.5

Services	436.8	201.0	613.7	603.9

Elimination	(42.7)	(14.2)	(95.6)	(69.2)

Operating profit	114.7	71.5	358.7	217.6

Sercel	72.4	38.6	208.7	113.5

Services	71.8	40.0	218.6	129.7

Corporate and Elimination	(29.5)	(7.1)	(68.6)	(25.6)

Income (loss) from equity investments	1.3	3.1	2.5	8.9

EBITDA	271.2	124.2	739.3	358.4

Sercel	77.6	43.3	223.4	126.2

Services	220.2	88.1	577.6	260.7

Net income (loss)	68.7	44.8	182.3	121.1

Earnings per share (in Euros)	2.54	2.55	6.72	6.92

Other information
The quarterly financial information, including Press Releases, 6K detailed financial figures and presentation, are available on our website.
- an English language conference call is scheduled today (November 15th, 2007) at 3:00 pm (Paris time) — 8:00 am (US CT) — 9:00 am (US ET)

- International call-in	(706) 758 9607
- US call-in	(800) 374 0113
- Replay international	(706) 645 9291 — access code 21027277
- Replay US	(800) 642 1687 — access code 21027277
- a French language conference call is scheduled today as well at 4:30 pm (Paris time).

- French call-in number	+ 33 1 72 28 10 99
- UK call number	+ 44 203 043 2438
- Replay numbers	+ 33 1 72 28 01 39 & + 44 207 075 3214 (access code 208029#)
To take part in the conferences simply dial five to ten minutes prior to the scheduled start time to register for the call and to check your connection is working properly. You will be asked for the name of the conference: “CGGVeritas Q3 2007 Results”.
- CGGVeritas will also provide a streaming audio webcast of the conference calls accessible on our web site at www.cggveritas.com on a listen-only basis.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
Investor Relations Contacts

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 832 351 8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15
Date: November 15th, 2007

By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit